UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2013

Commission File Number 001-35052

Adecoagro S.A.

(Translation of registrant’s name into English)

13-15 Avenue de la Liberté

L-1931 Luxembourg

R.C.S. Luxembourg B 153 681

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40 F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

ANNOUNCEMENT OF RESULTS OF OPERATIONS FOR THE TWELVE MONTH PERIOD ENDED DECEMBER 31, 2012

On March 21, 2013, the registrant issued a press release pertaining to its results of operations for the twelve month period ended December 31, 2012. Attached hereto is a copy of the press release. The financial and operational information contained in the press release is based on audited consolidated financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy, including its development of the Ivinhema mill and other current projects; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

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The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By	/s/ Carlos A. Boero Hughes
	Name:	Carlos A. Boero Hughes
	Title:	Chief Financial Officer and Chief Accounting Officer

Date: March 21, 2013

adecoagro

4Q12 | 2012

4Q12/2012
Earnings Release
Conference Call

English Conference Call
Mar. 22, 2013
11 a.m. (US EST)
12 p.m. Buenos Aires time
12 p.m. São Paolo time
4 p.m. Luxembourg time

Tel: (877) 317-6776
Participants calling from the US

Tel: +1 (412) 317-6776
Participants calling from other countries

Access Code: Adecoagro

Investor Relations
Charlie Boero Hughes
CFO

Hernan Walker
IR Manager

Email
ir@adecoagro.com

Website
www.adecoagro.com

AGRO
LISTED
NYSE

Adecoagro recorded Adjusted EBITDA of $68.5 million in 4Q12, driving 2012 Adjusted EBITDA to $140.7 million

Luxembourg, March 21, 2013 – Adecoagro S.A. (NYSE: AGRO, Bloomberg: AGRO US, Reuters: AGRO.K), one of the leading agricultural companies in South America, announced today its results for the fourth quarter and twelve month period ended on December 31, 2012. The financial and operational information contained in this press release is based on audited consolidated financial statements presented in US dollars and prepared in accordance with International Financial Reporting Standards (IFRS).

Highlights

Financial & Operating Performance						
$ thousands	**2012**	**2011**	**Chg %**	**4Q12**	**4Q11**	**Chg %**
Gross Sales	604,700	548,084	10.3%	171,484	151,684	13.1%
Adjusted EBITDA (1)						
Farming & Land Transformation	68,647	67,444	1.8%	32,728	8,150	301.6%
Sugar, Ethanol & Energy	97,505	109,507	(11.0%)	42,284	22,621	86.9%
Corporate Expenses	(25,442)	(26,885)	(5.4%)	(6,550)	(6,672)	(1.8%)
Total Adjusted EBITDA	**140,710**	**150,066**	**(6.2%)**	**68,462**	**24,099**	**184.1%**
Net Income	9,279	56,917	(83.7%)	25,684	(1,260)	- %
Farming Planted Area (Hectares)	232,547	192,207	21.0%	232,547	192,207	21.0%
Sugarcane Plantation Area (Hectares)	88,594	65,308	35.7%	88,594	65,308	35.7%

- In 4Q12, Adecoagro recorded Adjusted EBITDA[1] of $68.5 million and an Adjusted EBITDA margin[1] of 40.0%, compared to $24.1 million and 16.4% respectively in 4Q11.

- Adjusted EBITDA for 2012 reached $140.7 million, 6.2% below 2011.

- Net income in 4Q12 was $25.7 million, and $9.3 million in 2012.

(1) Please see "Reconciliation of Non-IFRS measures" starting on page 27 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation, amortization and unrealized changes in fair value of long-term biological assets (sugarcane, coffee and cattle). Adjusted EBIT is defined as consolidated profit from operations before financing and taxation, and unrealized changes in fair value of long-term biological assets (sugarcane, coffee and cattle). Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.

The Farming and Land Transformation businesses’ Adjusted EBITDA in 4Q12 was $32.7 million, $24.6 million higher than 4Q11. This increase is mainly explained by: (i) higher biological asset margins from crops and rice in 4Q12 than those realized in 4Q11, which had been impacted by the summer drought suffered during November and December 2011; and (ii) the sale of the Santa Regina farm, which generated a $19.4 million gain in 4Q12 compared to $8.8 million gain generated from the sale of La Alegria farm in 4Q11. On an annual basis, Adjusted EBITDA in 2012 was $68.6 million, 1.8% higher than 2011. The increase is primarily explained by: (i) the land transformation business which generated a gain of $27.5 million from farm sales in 2012 compared to $8.8 million in 2011; and (ii) offset by the lower performance of the farming business in 2012, primarily as a result of the climatic difficulties experienced during the 2011/12 harvest year that impacted yields and margins. The Sugar, Ethanol and Energy business delivered a strong fourth quarter. In 4Q12 Adjusted EBITDA was $42.3 million and Adjusted EBITDA margin was 43.2%, compared to $22.6 million and 28.8% respectively in 4Q11. Positive performance was driven by the delay in the start of harvest, which resulted in higher sugarcane volumes to be milled in 4Q12 and a 12% increase in total recoverable sugar (“TRS”) per hectare. As a result, cane crushing increased by 89.8% and product sales rose 17.6%. The 2012 fiscal year for the Sugar, Ethanol and Energy business concluded with $97.5 million of Adjusted EBITDA, 11.0% below the $109.5 million generated in 2011. The decrease is primarily explained by lower sugar prices in 2012. Our sugarcane plantation grew by 20,355 hectares during 2012. We expect this growth will allow us to maximize capacity utilization at the Angelica and UMA mills and begin milling operations at the Ivinhema mill, in the upcoming 2013 harvest season. Consolidated Net Income in 2012 totaled $9.3 million, $47.6 million lower than 2011. The decrease is mainly explained by: (i) a $27.3 million non-cash loss generated by the mark-to-market of our long term biological assets (primarily sugarcane), compared to a $8.9 million gain generated in 2011; and (ii) a $9.4 million lower Adjusted EBITDA, primarily as a result of lower sugar prices. Market Overview Corn and soybean markets are reflecting the transition from tight stock-to-use ratios with nearby futures contract prices rationing demand while longer term futures are pressured down by strong production estimates for the 2012/13 harvest. Heavy rains during November and December delayed the pace of planting in Argentina, which was then affected by a dry January and February, adding uncertainty to final South American estimated production. We expect price volatility to remain elevated until the South American harvest is further advanced. Dry weather in Center-South Brazil during the fourth quarter allowed mills to extend the end of the 12/13 harvest until mid December, resulting in final sugar and ethanol production volumes above market estimates. At the same time, northern hemisphere production started, increasing market concerns over a third consecutive year of world surplus, resulting in lower sugar prices. On the other hand, ethanol prices in Brazil have been rising driven by strong consumption and tight supply, strengthened by the government’s decision to increase gasoline prices 6.6% as of January 30, 2013 and increase anhydrous ethanol blend back to 25% as of May 2013. Current relative sugar and ethanol prices are expected to increase mill’s cane diversion to ethanol production this harvest season, which may mitigate the potential world sugar surplus.

Strategy Execution Sugar, Ethanol and Energy Expansion The construction of the first phase of the Ivinhema mill was completed. Test runs were succesfully completed during November and December and the mill is now on plan to commence milling operations in April 2013, when the sugarcane harvest year begins. Ivinhema currently has 2.0 million tons of crushing capacity. During the next five years, Adecoagro expects to complete the construction of the second and third phase of the mill, reaching a total of 4.0 million tons of capacity in 2015, and 6.3 million tons of crushing capacity in 2017. Ivinhema Financing Adecoagro raised a total of R$680.4 million to finance the construction of the Ivinhema Mill at an average rate of 4.14%(2) in Reals. On December 27, 2012, Adecoagro Vale do Ivinhema, a Brazilian wholly own subsidiary, entered into a loan with the Brazilian development bank, Banco Nacional de Desenvolvimento Econômico e Social (BNDES), in an amount equal to R$488.6 million, of which (i) R$215.4 million is a direct loan from BNDES, called BNDES Direto, with a 10-year tenor and a 2-year grace period, bearing interest at an average of 3.34%(2), and (ii) R$273.2 million is an indirect loan through Banco do Brasil and Itaú BBA, called BNDES Indireto, also with a 10-year tenor and a 2-year grace period, bearing an average interest rate of 5.69%(2). In addition to the BNDES loan, Adecoagro obtained a R$130.0 million FCO loan through Banco do Brasil and a R$45.9 million loan with Itaú BBA (FINAME PSI), both with a 10-year tenor and a 3-year and 2-year grace period, respectively, bearing interest rate at an average of 2.50%, and other credits in the amount of R$ 15.9 million, with a 5-year tenor and grace periods of between 6-months and 2-years, bearing interest rates at an average rate of 6.90%. The proceeds from the loans mentioned above will be drawn during the next 24 months and will be used to finance the expansion of the Ivinhema Mill, which is expected to reach a crushing capacity of 6.3 million tons per year by 2017. Land Transformation During 2012, Adecoagro placed into production approximately 8,961 hectares of land, of which 4,945 were transformed to land suitable for rice production, and the remaining 4,016 were transformed into land suitable for production of row crops (soybean, corn and wheat). In addition, the entirety of the Company’s owned croppable farmland is managed under a sustainable production model based on no-till, crop rotation, balanced fertilization and integrated pest management which enhances soil productivity (ongoing land transformation). Adecoagro’s land transformation strategy is a driver for growth and value creation. During 2012, Adecoagro completed the sale of two farms, namely San Jose and Santa Regina(3). Both sales were completed at a premium to the Cushman & Wakefield independent appraisal dated September 2011 and September 2012, respectively. After accounting for the purchase price, capital expenditures incurred in land transformation, the operating cash flows and the selling price of these two farms, the internal rates of return of the investments in nominal dollar terms were 31.8% and 34.2%, respectively. (2) Average interest rate was calculated assuming the Taxa de Juros de Longo Prazo (“TJLP”) remains at 5%. (3) On December 27, 2012, Adecoagro sold a 51% stake of Santa Regina S.A. (entity which owns the Santa Regina farm).

Recent Developments Bonsucro certification In addition to the 33,249 sugarcane hectares certified at our Cluster in Mato Grosso do Sul on July 2012, on January 31, 2013, our UMA mill, located in Minas Gerais, Brazil, was certified under the Bonsucro Production Standard. A total of 15,308 hectares were audited, resulting in a certified production of 77,793 tons of sugar and 36,016 cubic meters of ethanol. The Bonsucro Production Standard is a global multi-stakeholder non-profit initiative focused on improving the social, environmental, and economic sustainability of sugar, ethanol, and energy production from sugarcane. The certification assures buyers, suppliers and consumers that sugar and ethanol are produced with a focus on fulfillment of five key items: (i) legal compliance; (ii) biodiversity and ecosystem impacts; (iii) human rights; (iv) production and processing; and (v) continuous improvement. We believe this certification will allow Adecoagro to access new markets and expand its commercial opportunities. The Bonsucro certification meets the sustainability criteria set by the European Union Renewable Energy Directive, which mandates 20% renewable energy consumption for its Member States by 2020. CHS AGRO Joint Venture On Februrary 26, 2013, Adecoagro formed CHS AGRO, a joint venture together with CHS Inc. CHS Inc. (www.chsinc.com) is a leading farmer-owned energy, grains and foods company based in the United States. CHS AGRO will build a sunflower processing facility located in the county of Pehuajo, Province of Buenos Aires, Argentina. The facility will process blackoil and confectionary sunflower into speciatly products such as in-shell seeds and oil seeds which will be entirely exported to markets such as Europe and the Middle East. The joint venture will grow the confectionary sunflower on leased farms, while blackoil sunflower will be originated from third parties. We believe this downstream integration will allow Adecoagro to add further value to its agricultural production, by taking advantage of the commercial network provided by CHS Inc and entering niche export markets which offer attractive returns. Secondary Offering On January 30, 2013, Adecoagro completed an underwritten secondary offering of 15.9 million common shares at a price per share of $8.00. HBK Master Fund LP was the sole selling shareholder. The secondary offering was characterized by strong institutional demand, which allowed us to increase the size of the transaction and complete an order book more than three times oversubscribed. The shares were acquired by a combination of new institutional investors and existing shareholders. This transaction has allowed Adecoagro to expand its shareholder base, including agribusiness funds and deep-value long term funds, and increase its public float approximately from 36% to 52%, resulting in an increase in liquidity. Average daily trading volume for the 30 days post the transaction is 664,985 shares, while the average trading volume for the 30 days prior to the transaction was 235,664 shares.

adecoagro
4Q12

Operating Performance

Farming Business

2012/13 Harvest Year

Farming Production Data				
2012/13 Planted Area	*Planted Area as of 12/31/2012 (ha)*	*Planted Area as of 03/21/2013 (ha)*	*Planted Area 2011/2012 (ha)*	*Planted Area % Chg*
Soybean	51,035	62,226	50,720	22.7%
Soybean 2nd Crop	22,059	29,521	42,069	(29.8%)
Corn (1)	34,125	41,443	41,193	0.6%
Corn 2nd Crop	1,518	4,537	6,217	(27.0%)
Wheat (2)	28,574	28,574	43,235	(33.9%)
Sunflower	12,273	12,478	9,596	30.0%
Cotton	1,698	3,098	6,389	(51.5%)
Total Crops	**151,281**	**181,876**	**199,418**	**(8.8%)**
Rice	35,249	35,249	31,497	11.9%
Coffee (perennial)	1,632	1,632	1,632	0.0%
Total Farming	**188,162**	**218,757**	**232,547**	**(5.9%)**
Owned Croppable Area	116,705	130,350	122,998	6.0%
Leased Area	47,881	54,350	61,263	(11.3%)
Second Crop Area	23,577	34,058	48,286	(29.5%)
Total Farming Area	**188,162**	**218,757**	**232,547**	**(5.9%)**

(1) Includes sorghum
(2) Includes barley

During the second half of 2012, the Company began its planting activities for the 2012/13 harvest year. As of December 31, 2012, 188,133 hectares were successfully planted. Planting activities continued throughout early 2013, and as of the date of this report, planting for the 2012/13 harvest has been fully completed with a total of 218,757 hectares seeded (excluding sugarcane). Adecoagro's owned croppable area, which is the area that provides the highest EBITDA contribution, has increased by 6.0% as a result of land transformation. Leased area has been reduced by 6,913 hectares, since it is an opportunistic business driven by returns. Second crop area was reduced by 14,228 hectares as a result of higher expected margins for planting soybean first crop compared to the expected margin of planting wheat followed by soybean second crop. In aggregate, planted area has been reduced by 5.9%.

Planting conditions for the 2012/13 harvest year have been adequate. Despite the planting delays in some areas of Argentina as a result of abundant rainfalls during the months of October through December of 2012, on average, planting was done in a timely manner, and conditions for the initial growth phase of the crops were good. During January through mid February of 2013, the main productive regions of Argentina suffered a drought, which negatively impacted the normal development of summer crops. Soybean first crop was the most affected crop, since the drought took place during the pod development and grain filling phase, when the plant's water requirement is at its peak. The corn crop was less damaged, since its flowering phase occurred in December, when soil moisture was adequate.

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adecoagro
4Q12

Soybean: 62,226 hectares were successfully planted, 22.7% above the previous harvest season. The soybean crop began its growth cycle with optimal soil moisture as a result of the good rainfalls during November and December 2012. However, the crop was impacted by the lack of rainfall during January through mid February 2013, which is the critical growth period when the plant's water requirements peak. As a result, the development of the soy pods has been negatively impacted, compromising yield potential.

Soybean 2nd Crop: Soil moisture was adequate for the timely planting (late December, early January) of the crop. The lack of rainfall experienced during January and early February took place during the initial growth stage of the crop and has negatively impacted plant development and yield.

Corn: As of December 31, 2012, most of our corn crop had been planted. Early corn planted in September grew under good conditions, since the flowering period of this crop is in mid December, where rainfall and soil humidity were adequate. Seeking to diversify crop risk and water requirements, approximately one third of our corn was planted during the end of November and beginning of December of 2012. These late planted corn areas had good humidity conditions during their initial growth stages. However, plant flowering took place between early and mid February, and was negatively impacted by the lack of rains in Argentina. As a result, we estimate yields to be lower than initially expected.

Wheat: As of December 31, 2012, 28,574 planted hectares were harvested, accounting for 99% of total planted area. Above average humidity conditions entailed the outbreak of a grain disease known as "fussarium" across the main productive regions of Uruguay and Argentina. This prevented the normal development of the wheat grain, and therefore, negatively affected yields. Average yield for the wheat crop was 1.8 tons per hectare, considerably below the historical average.

Sunflower: During the end of the fourth quarter of 2012, we began the harvest of the 12,478 hectares of sunflower. As of December 31, 2012, 2,032 hectares of our farms located in northeast Argentina were harvested with an average yield of 1.6 tons per hectare, below the historical average. This was primarily a consequence of excess rainfalls during the crop's development. As we begin to harvest our farms located in the Humid Pampas region, we expect average yields to improve, but still remain below the historical average.

Rice: Our rice planting plan was complete as of December 31, 2012. Planted area totaled 35,249 hectares, 11.9% above that of the 2011/12 harvest year. Supply of water in dams and rivers was sufficient to flood the rice fields throughout the growth cycle and sunshine radiation throughout the crop's cycle has been good.

Cotton: The cotton crop was entirely planted as of December 31, 2012. The crop is going through its initial growth phase and is developing well.

Sugar, Ethanol & Energy Business

Sugar, Ethanol & Energy - Selected Production Data

	2012	2011	Chg %	4Q12	4Q11	Chg %
Crushed Cane (Tons)	4,488,935	4,168,082	7.7%	1,363,632	718,546	89.8%
Own Cane	4,304,038	3,891,125	10.6%	1,349,278	639,281	111.1%
Third Party Cane	184,897	276,957	(33.2%)	14,355	79,264	(81.9%)
Sugar (Tons)	281,622	247,805	13.6%	80,377	53,411	50.5%
Ethanol (M3)	183,713	161,385	13.8%	61,128	26,218	133.2%
Hydrous Ethanol	58,720	87,236	(32.7%)	23,821	24,158	(1.4%)
Anhydrous Ethanol	124,993	74,149	68.6%	37,307	2,060	1,711.2%
Exported Energy (MWh)	238,540	245,474	(2.8%)	77,474	47,879	61.8%
Expansion & Renewal Area (Hectares)	23,391	13,616	71.8%	6,011	4,555	32.0%
Harvested Area (Hectares)	62,717	51,500	21.8%	18,664	9,937	87.8%
Sugarcane Plantation (Hectares)	85,663	65,308	35.7%	85,663	65,308	35.7%

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adecoagro
4Q12

Adecoagro's sugarcane crushing during 2012 reached 4.5 million tons, 7.7% higher than in 2011. The 89.8% increase in crushed sugarcane from 4Q11 to 4Q12 was primarily the result of excessive rainfalls during May and June of 2012, which delayed the sugarcane harvest and left a higher than usual amount of cane to be harvested and crushed in the fourth quarter.

Sugar and ethanol production during 2012 was 13.6% and 13.8% higher than in 2011, respectively. Despite the increase in crushed sugarcane, exported energy (MWh) decreased by 2.8% year-over-year. The decrease in exported energy is primarily related to the higher amount of anhydrous ethanol produced, whose production process requires a higher amount of energy compared to sugar or hydrous ethanol, and therefore, a lower amount of excess energy was left to be exported to the national grid.

Complementing the expansion of our Sugar, Ethanol and Energy cluster in Mato Grosso do Sul, Adecoagro's sugarcane plantation has grown by 35.7% during 2012, reaching a total of 88,594 hectares. We believe that by focusing on expanding and maintaining the productivity of our plantations we will benefit from the increasing demand for these products.

Financial Performance

Farming & Land Transformation Businesses

Farming & Land transformation business - Financial highlights

$ thousands	2012	2011	Chg %	4Q12	4Q11	Chg %
Gross Sales						
Farming	322,368	270,766	19.1%	73,354	68,245	7.5%
Total Sales	**322,368**	**270,766**	**19.1%**	**73,354**	**68,245**	**7.5%**
Adjusted EBITDA (1)						
Farming	41,134	58,612	(29.8%)	13,310	(682)	- %
Land Transformation	27,513	8,832	211.5%	19,418	8,832	119.9%
Total Adjusted EBITDA(1)	**68,647**	**67,444**	**1.8%**	**32,728**	**8,150**	**301.6%**
Adjusted EBIT (1)						
Farming	33,566	52,682	(36.3%)	11,275	(2,465)	- %
Land Transformation	27,513	8,832	211.5%	19,418	8,832	119.9%
Total Adjusted EBIT(1)	**61,079**	**61,514**	**(0.7%)**	**30,693**	**6,367**	**382.1%**

Sales of our Farming business grew 19.1% during 2012, while Adjusted EBIT decreased by 36.3%, primarily as a result of the climatic difficulties experienced during the 2011/12 harvest year. The Land Transformation business recorded Adjusted EBIT of $27.5 million in 2012, achieved through the sale of the San Jose and Santa Regina farms, compared to $8.8 million contributed by the sale of La Alegría farm in 2011. Consolidated Adjusted EBIT(1) of the Farming and Land Transformation of 2012 businesses reached $61.1 million, essentially unchanged from 2011.

(1) Please see "Reconciliation of Non-IFRS measures" starting on page 27 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation, amortization and unrealized changes in fair value of long-term biological assets (sugarcane, coffee and cattle). Adjusted EBIT is defined as consolidated profit from operations before financing and taxation, and unrealized changes in fair value of long-term biological assets (sugarcane, coffee and cattle). Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of sales.

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adecoagro

4Q12

Crops

Crops - Highlights	metric	2012	2011	Chg %	4Q12	4Q11	Chg %
Gross Sales	*$ thousands*	196,206	147,946	32.6%	39,329	28,902	36.1%
	thousand tons	683.8	540.4	26.5%	119.6	97.9	22.1%
	$ per ton	286.9	273.8	4.8%	328.9	295.1	11.4%
Adjusted EBITDA	*$ thousands*	34,313	42,563	(19.4%)	9,541	(2,708)	- %
Adjusted EBIT	***$ thousands***	**32,240**	**41,094**	**(21.5%)**	**8,834**	**(3,237)**	**- %**
Area under production [1]	*hectares*	151,132	127,206	18.8%	151,132	127,206	18.8%

(1) Does not include second crop planted area. Areas correspond to 2011/12 and 2010/11 harvest years.

Adjusted EBIT of our Crops segment decreased from $41.1 million in 2011 to $32.2 million in 2012, mainly as a result of the drought experienced during the 2011/2012 crop year.

Adjusted EBIT in 4Q12 was $8.8 million, $12.1 million higher than 4Q11. This increase is explained by the negative impact that the drought which affected our farms during November 2011 through mid January 2012 had on 4Q11 Adjusted EBIT. As a result of the lack of rains recorded during 4Q11, we reduced the yield estimates of our summer crops used to calculate the fair value of both these biological assets. This generated Changes in Fair Value of Biological Assets and Agricultural Produce ("Changes in Fair Value") of $(1.6) million for 4Q11. Instead, as of December 31, 2012, summer crops were in good condition, and as a result Changes in Fair Value generated by biological growth were $6.2 million for 4Q12.

Crops - Gross Sales Breakdown	2012	2011	Chg %	2012	2011	Chg %	2012	2011	Chg %
Crop	*thousand $*			*tons*			*$ per ton*		
Soybean	66,721	61,385	8.7%	191,595	208,073	(7.9%)	348	295	18.0%
Corn [1]	68,790	42,959	60.1%	313,501	201,246	55.8%	219	213	2.8%
Wheat [2]	34,831	25,060	39.0%	150,274	101,279	48.4%	232	247	(6.3%)
Sunflower	7,887	7,413	6.4%	19,734	23,057	(14.4%)	400	322	24.3%
Cotton lint	15,297	9,101	68.1%	8,705	6,733	29.3%	1,757	1,352	30.0%
Others	2,680	2,028	32.1%	-	-	- %	-	-	- %
Total	**196,206**	**147,946**	**32.6%**	**683,809**	**540,388**	**- %**	**-**	**-**	**- %**
	4Q12	**4Q11**	**Chg %**	**4Q12**	**4Q11**	**Chg %**	**4Q12**	**4Q11**	**Chg %**
Crop	*thousand $*			*tons*			*$ per ton*		
Soybean	7,660	10,097	(24.1%)	21,720	32,796	(33.8%)	353	308	14.5%
Corn [1]	18,887	4,888	286.4%	74,421	27,317	172.4%	254	179	41.8%
Wheat [2]	3,074	6,839	(55.1%)	15,570	29,204	(46.7%)	197	234	(15.7%)
Sunflower	1,221	779	56.8%	2,928	3,797	(22.9%)	417	205	103.4%
Cotton lint	8,318	4,781	74.0%	4,947	4,821	2.6%	1,681	992	69.6%
Others	170	1,519	(88.8%)	-	-	- %	-	-	- %
Total	**39,329**	**28,902**	**36.1%**	**119,587**	**97,935**	**22.1%**	**-**	**-**	**- %**

(1) Includes sorghum.

(2) Includes barley.

Note: Prices per unit are a result of averaging different local market prices such as FAS Rosario (Arg), FOB Nueva Palmira (Uru) and FOT Luis Eduardo Magalhaes (BR).

Sales in 2012 were 32.6% higher than in 2011, primarily driven by higher sales volumes for corn and wheat. Additionally, most of the commodities we produce were subject to price increases throughout the year which allowed us to realize higher prices than the previous year. The combination of these two factors allowed 2012 crop segment sales to reach $196.2 million, $48.3 million higher than 2011. Crop sales during 4Q12 reached $39.3 million, 36.1% higher than 4Q11, primarily on account of higher sales volumes of corn.

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Crops - Changes in Fair Value Breakdown										
As of December 31st, 2012	**metric**	**Soy**	**Soy 2nd Crop**	**Corn**	**Corn 2nd Crop**	**Wheat**	**Sunflower**	**Cotton**	**Total**
2011/12 harvest year									
Harvested area	*Hectares*	50,720	42,069	41,193	6,217	43,235	9,596	6,389	199,418
Changes in Fair Value in 2012 from harvested area 2011/12 (i)	*$ thousands*	16,180	5,393	3,136	642	32	869	(370)	25,883
2012/13 harvest year									
Planting plan (a+b+c+d)	*Hectares*	62,223	29,457	41,811	4,578	28,544	12,432	3,098	182,142
Area remaining to be planted (a)	*Hectares*	11,188	7,398	6,168	3,060	-	-	-	27,814
Planted area in initial growing stages (b)	*Hectares*	47,458	22,059	22,473	1,518	-	-	2,618	96,125
Planted area with significant biological growth (c)	*Hectares*	3,577	-	13,170	-	408	9,666	480	27,301
Changes in Fair Value 2012 from planted area 2012/2013 with significant biological growth (i)	***$ thousands***	**612**	**-**	**4,098**	**-**	**5**	**1,382**	**72**	**6,169**
Area harvested in current period (d)	*Hectares*	-	-	-	-	28,136	2,766	-	30,902
Changes in Fair Value 2012 from harvested area 2012/13 (ii)	***$ thousands***	**-**	**-**	**-**	**-**	**2,589**	**830**	**-**	**3,419**
Total Changes in Fair Value in 2012 (i+ii)	***$ thousands***	**16,792**	**5,393**	**7,234**	**642**	**2,626**	**3,081**	**(298)**	**35,471**

The table above shows the gains or losses from crop production generated in 2012. Our crop operations related to the 2011/12 harvest year generated Changes in Fair Value of $25.9 million. Regarding the 2012/13 harvest year, by the end of 2012 the winter crops, mainly wheat, were almost completely harvested and generated Changes in Fair Value of $3.4 million. In addition, 27,301 hectares of summer crops from the 2012/13 harvest year, mainly soybean and corn, had attained significant biological growth by December 31, 2012, and generated Changes in Fair Value of $6.2 million.

Rice

Rice - Highlights							
	metric	**2012**	**2011**	**Chg %**	**4Q12**	**4Q11**	**Chg %**
Gross Sales	*$ thousands*	93,904	83,244	12.8%	24,534	26,148	(6.2%)
	thousand tons [1]	230.4	216.1	6.6%	63.6	81.2	(21.7%)
	$ per ton	408	385	5.8%	386	322	19.8%
Adjusted EBITDA	*$ thousands*	4,943	6,652	(25.7%)	5,312	2,307	130.3%
Adjusted EBIT	***$ thousands***	**1,120**	**3,547**	(68.4%)	**4,390**	**1,435**	**205.9%**
Area under production [2]	*hectares*	31,497	27,542	14.4%	31,497	27,542	14.4%
Rice Mills							
Own rough rice transferred to mills [3]	*thousand tons* [1]	163.1	157.9	3.3%	4.0	-	- %
Third party rough rice purchases	*thousand tons* [1]	70.9	59.8	18.4%	5.9	1.6	261.7%
Sales of Processed Rice	*thousand tons* [1]	230.4	216.1	6.6%	63.6	81.2	(21.7%)
Ending stock	*thousand tons* [1]	20.8	27.6	(24.7%)	20.8	27.6	(24.7%)

(1) Of rough rice equivalent.

(2) Areas under production correspond to the 2010/11 and 2011/12 harvest years

(3) Rice transferred to the mill is lower than rice production on the farm because a portion of the production is stored to be used as seed.

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From an operational perspective, 2012 was a weak year for our rice business. Despite the 14.4% increase in planted area, the Adjusted EBIT of the segment decreased from $3.5 million in 2011, to $1.1 million in 2012. The decrease is primarily explained by the climatic difficulties our rice crop experienced during the last harvest year. However, 4Q12 Adjusted EBIT for our rice segment was 205.9% higher than in 4Q11. The increase was mainly due to the better growing conditions for the rice crop during the current harvest year, compared to the 2011/12 harvest year. For the current harvest year, water availability and sun radiation have been adequate and the crop is developing as expected.

Rice - Changes in Fair Value Breakdown

2012	metric	Rice
2011/12 harvest year		
Harvested area	*Hectares*	31,497
Changes in Fair Value in 2012 from harvested area 2011/12	*$ thousands*	1,439
2012/13 harvest year		
Planting plan (a+b)	***Hectares***	**35,249**
Planted area in initial growing stages (a)	*Hectares*	5,581
Planted area with significant biological growth (b)	*Hectares*	29,668
Changes in Fair Value in 2012 from planted area 2012/13 with significant biological growth	*$ thousands*	5,024
Total Changes in Fair Value in 2012	***$ thousands***	**6,463**

Rice from to the 2011/12 harvest year, which was entirely harvested during the first half of 2012, generated Changes in Fair Value of $1.4 million in 2012. Additionally, the rice planted hectares from the 2012/13 harvest year, which as of December 31, 2012 had attained significant biological growth, generated Changes in Fair Value of $5.0 million. As a result, total Changes in Fair Value for the 2012 fiscal year were $6.5 million.

Dairy

Dairy - Highlights

	metric	2012	2011	Chg %	4Q12	4Q11	Chg %
Gross Sales	*$ thousands*	18,868	19,697	(4.2%)	4,616	5,524	(16.4%)
	million liters	55.0	51.2	7.2%	16.1	14.6	10.5%
	$ per liter	0.34	0.38	(10.7%)	0.29	0.38	(24.4%)
Adjusted EBITDA	*$ thousands*	(2,402)	3,426	(170.1%)	(1,405)	772	(282.0%)
Adjusted EBIT	***$ thousands***	**(3,298)**	**2,826**	**(216.7%)**	**(1,635)**	**573**	**(385.3%)**
Milking Cows	*Average Heads*	5,025	4,603	9.2%	5,694	4,858	17.2%

Milk production reached 55.0 million liters in 2012, 7.2% higher than 2011. This production increase is attributable to an 9.2% increase in our milking cow herd, which was partially offset by a 1.8% decrease in cow productivity, as a result of the natural adaptation process of cows in the second free-stall dairy, which started operating in August 2012, and, as of December 31, 2012, was populated with over 1,500 milking cows. Adjusted EBIT for 2012 totaled $(3.3) million, $6.1 million lower than in 2011.

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4Q12

In addition to the lower productivity factor mentioned above, Adjusted EBIT of 2012 was affected by the following factors: (i) domestic milk prices have been lower in 2012 than in 2011, as a result of lower international powdered milk prices, (ii) corn silage costs have increased driven by lower yields as a result of the previous year summer drought and the rally in corn prices during 2012, (iii) labor costs have increased due to inflation, and (iv) operational losses at the milk processing facility "La Lacteo", which we operate as a joint venture.

Despite the negative performance in 2012, Adecoagro is confident that the Argentine Humid Pampas is one of the best places in the world to transform vegetable protein into raw milk at low cost. As we continue populating the second free-stall dairy, and cows overcome the natural adaptation phase, we expect to improve efficiency and obtain better operating results.

Coffee

Coffee - Highlights	metric	2012	2011	Chg %	4Q12	4Q11	Chg %
Gross Sales	*$ thousands*	8,363	14,170	(41.0%)	3,720	5,953	(37.5%)
	tons	2,765	3,572	(22.6%)	1,331	2,376	(44.0%)
	$ per ton	2,341	3,967	(41.0%)	2,794	2,506	11.5%
Adjusted EBITDA	*$ thousands*	161	1,285	(87.5%)	(1,132)	(2,545)	(55.5%)
Adjusted EBIT	***$ thousands***	**(426)**	**755**	**- %**	**(1,271)**	**(2,664)**	**(52.3%)**
Harvested Area	*hectares*	1,570	1,405	11.7%	-	-	- %

Adjusted EBIT during 2012 was $(0.4) million, $1.2 million lower than in 2011. The lower performance was primarily a result of significantly lower coffee prices compared to 2011.

Cattle

Cattle - Highlights	metric	2012	2011	Chg %	4Q12	4Q11	Chg %
Gross Sales	*$ thousands*	5,027	5,709	(11.9%)	1,155	1,718	(32.8%)
Adjusted EBITDA	*$ thousands*	4,119	4,686	(12.1%)	994	1,492	(33.4%)
Adjusted EBIT	***$ thousands***	**3,930**	**4,460**	**(11.9%)**	**957**	**1,428**	**(33.0%)**
Area under production	*hectares*	74,017	78,891	(6.2%)	70,178	78,069	(10.1%)

Our cattle business consists mainly of leasing land not suitable for crop production to a third party for cattle grazing activities. The payments received under a 10-year lease agreement are fixed in kilograms of beef per hectare and tied to the market price of beef. Adjusted EBIT in 2012 reached $3.9 million, 11.9% below 2011. The decrease in Adjusted EBIT is primarily related to a lower amount of area leased to the third party as a result of the sale of the San Jose farm in June 2012, which included over 7,000 hectares previously leased.

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Land transformation business

Land transformation - Highlights	metric	2012	2011	Chg %	4Q12	4Q11	Chg %
Adjusted EBITDA	$ thousands	27,513	8,832	211.5%	19,418	8,832	119.9%
Adjusted EBIT	***$ thousands***	**27,513**	**8,832**	**211.5%**	**19,418**	**8,832**	**119.9%**
Land sold	Hectares	9,475	2,439	288.5%	1,845	2,439	(24.3%)

Adjusted EBITDA of our Land Transformation business during 2012 totaled $27.5 million, generated by the sale of the San Jose and Santa Regina farms.

San Jose is a 7,630 hectare farm which was purchased by Adecoagro in 2002 for a total of $0.7 million or $85 per hectare. The farm was acquired as part of a large transaction comprising eight farms with a total of 74,000 hectares of farmland. At that time, the farm was being used exclusively for cattle grazing. Following the acquisition, Adecoagro implemented a sustainable production model that allowed it to grow row crops in over 6% of the farm and to increase the productivity of the pastures used for cattle grazing. The farm was sold fully developed 10 years later for $9.3 million or $1,212 per hectare, obtaining an internal rate of return of 31.8%, mostly driven by an increase in the farm's productivity and in domestic beef prices. The selling price was 31.4% higher than Cushman & Wakefield´s independent appraisal dated September 2011 of $7.0 million.

Santa Regina is a 3,618 hectare farm which was purchased by Adecoagro in 2002 for a total of $2.3 million, or $625 per hectare. The farm has 3,200 hectares of croppable land which have been transformed and are currently used to produce corn, soybean and wheat. During the last ten years, Adecoagro has operated Santa Regina under a sustainable production model focused on no-till farming, crop rotation, balanced fertilization and other best practices, which have enhanced productivity and soil quality. After accounting for the purchase price, transformation capital expenditures, operating cash flows and selling price, this investment generated an internal rate of return of 34.2%. The book value of Santa Regina was $3.1 million, therefore this transaction resulted in $19.4 million of operating profit recorded in the fourth quarter of 2012, with the following breakdown: (i) a $9.0 million gain corresponding to the sale of 51% stake of Santa Regina S.A., and (ii) a $10.4 million gain corresponding to the fair valuation of Adecoagro's remaining 49% interest in Santa Regina S.A. according to IFRS accounting rules.

Since the start of the 2012/13 planting season, Adecoagro put into production and planted a total of 8,961 hectares of land that were previously undeveloped or undermanaged. Of this total area, 4,945 hectares correspond to rice land and 4,016 hectares to land for row crops (soy, corn, wheat). As of December 31, 2012, the company still held approximately 13,508 hectares in its land portfolio that have the potential to be croppable and are currently undergoing the process of transformation.

Moreover, land transformation is an ongoing process, which consists of transforming undervalued or undermanaged land into its highest production capabilities. All our farmland is managed under a sustainable production model that is focused on cutting edge technologies, such as no-till farming, crop rotations, balanced fertilization and integrated pest management, among other practices, which enhances soil productivity and reduces the use of fertilizers and agrochemicals year after year.

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Sugar, Ethanol & Energy business

Sugar, Ethanol & Energy - Highlights						
$ thousands	**2012**	**2011**	**Chg %**	**4Q12**	**4Q11**	**Chg %**
Net Sales - Cluster [1]	206,032	195,292	5.5%	75,272	57,043	32.0%
Net Sales - UMA [1]	63,319	63,648	(0.5%)	22,617	21,384	5.8%
Total Sales	**269,351**	**258,939**	**4.0%**	**97,888**	**78,427**	**24.8%**
Gross Profit Manufacturing Activities - Cluster	78,062	87,944	(11.2%)	34,413	16,829	104.5%
Gross Profit Manufacturing Activities - UMA	18,916	21,728	(12.9%)	5,679	8,686	(34.6%)
Gross Profit Manufacturing Activities	**96,978**	**109,672**	**(11.6%)**	**40,092**	**25,516**	**57.1%**
Adjusted EBITDA - Cluster	81,552	88,325	(7.7%)	34,694	14,381	141.3%
Adjusted EBITDA - UMA	15,954	21,182	(24.7%)	7,591	8,240	(7.9%)
Total Adjusted EBITDA	**97,505**	**109,507**	**(11.0%)**	**42,284**	**22,621**	**86.9%**
Adjusted EBITDA Margin - Cluster	39.6%	45.2%	(12.5%)	46.1%	25.2%	82.8%
Adjusted EBITDA Margin - UMA	25.2%	33.3%	(24.3%)	33.6%	38.5%	(12.9%)
Adjusted EBITDA Margin Total	**36.2%**	**42.3%**	**(14.4%)**	**43.2%**	**28.8%**	**49.8%**

1) Net Sales are calculated as Gross Sales net of sales taxes.

The fourth quarter of 2012 marked the conclusion of the 2012/13 sugarcane harvest. Adjusted EBITDA of our Sugar, Ethanol and Energy business during 4Q12 was $42.3 million with an EBITDA margin of 43.2%, 86.9% and 49.8% higher than in 4Q11, respectively. This performance was mainly driven by the delays in the start of the harvest season which resulted in a higher amount of sugarcane to be milled in 4Q12. As a result, sugarcane milling increased by 89.8%, tons of TRS per hectare increased 12.0% and net sales grew 24.8%, compared to 4Q11.

On an annual basis, Adjusted EBITDA in 2012 totaled $97.5 million, 11.0% below 2011. This decrease is primarily explained by lower sugar and ethanol prices in 2012. In addition, sugarcane yields were 9.2% lower than 2011, while TRS content in cane was 4.6% higher, resulting in 5.1% less TRS per hectare in 2012. These negative effects were partially offset by the expansion of our sugarcane plantations, which allowed the Angelica mill to increase its capacity utilization from 79% in 2011 to 85% in 2012.

As a result of the agro-ecological and economic advantages of Mato Grosso do Sul, and the high efficiency of our sugar and ethanol mills, the Adjusted EBITDA margins of the Angelica and UMA mills were 39.6% and 25.2%, respectively. As we continue increasing the capacity utilization of our Angelica mill, and the Ivinhema mill commences commercial operations in 2013, we expect efficiency, and consequently margins, to continue improving.

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Sugar, Ethanol & Energy - Gross Sales Breakdown

	$ thousands			Units			($/ unit)		
	2012	2011	Chg %	2012	2011	Chg %	2012	2011	Chg %
Sugar (tons)	134,772	130,348	3.4%	272,936	235,460	15.9%	494	554	(10.8%)
Ethanol (cubic meters)	121,536	116,599	4.2%	177,963	126,738	40.4%	683	920	(25.8%)
Energy (Mwh)	21,036	24,393	(13.8%)	235,543	245,010	(3.9%)	89	100	(10.3%)
Other	4,989	5,978	(16.6%)	-	-	-	-	-	-
TOTAL	**282,332**	**277,318**	**1.8%**	-	-	-	-	-	-
	$ thousands			Units			($/ unit)		
	4Q12	4Q11	Chg %	4Q12	4Q11	Chg %	4Q12	4Q11	Chg %
Sugar (tons)	51,559	34,301	50.3%	119,046	63,806	86.6%	433	538	(19.4%)
Ethanol (cubic meters)	39,011	43,183	(9.7%)	65,903	50,094	31.6%	592	862	(31.3%)
Energy (Mwh)	6,711	4,019	67.0%	75,533	46,799	61.4%	89	86	3.5%
Other	849	1,936	(56.1%)	-	-	-	-	-	-
TOTAL	**98,130**	**83,439**	**17.6%**	-	-	-	-	-	-

Total Sales during 2012 reached $282.3 million, 1.8% above 2011. The driver for this slight increase in sales was the increase in physical volumes sold. Sugar and ethanol volumes sold increased by 15.9% and 40.4%, respectively, as a result of a 7.7% higher amount of sugarcane crushed year-over-year. The volume increase was partially offset by lower selling prices.

Within ethanol sales, Adecoagro was able to capture the benefits of its production flexibility by selling over 65% of its ethanol physical sales as anhydrous ethanol, which offered more attractive margins in 2012, compared to hydrous ethanol. In addition, the sustainability certifications obtained by Adecoagro have allowed the company to export a considerable amount of anhydrous ethanol at good price premiums.

During 4Q12, sales were 17.6% higher than in 4Q11. As a result of the 89.8% increase in sugarcane crushed in 4Q12, compared to 4Q11, sugar, ethanol and energy physical sales increased by 86.6%, 31.6% and 61.4%, respectively.

Sugar, Ethanol & Energy - Industrial indicators

	metric	2012	2011	Chg %	4Q12	4Q11	Chg %
Milling Cluster	thousand tons	3,503	3,153	11.1%	1,077	521	106.6%
Milling UMA	thousand tons	986	1,015	(2.8%)	287	198	44.8%
Milling Total	**thousand tons**	**4,489**	**4,168**	**7.7%**	**1,364**	**719**	**89.8%**
Own sugarcane	%	95.9%	93.4%	2.7%	98.9%	89.0%	11.2%
Sugar mix in production	%	51.4%	51.0%	0.8%	40.7%	55.9%	(27.2%)
Ethanol mix in production	%	48.6%	49.0%	(0.8%)	59.3%	44.1%	34.4%
Exported energy per ton crushed	KWh/ton	53	59	(9.8%)	57	67	(14.7%)

A total of 4.5 million tons of sugarcane have been crushed by our mills during 2012. Despite the decrease in agricultural yields, the expansion of our plantation allowed total sugarcane crushed to grow by 7.7% compared to 2011. As mentioned above, sugarcane crushed during 4Q12 was 89.8% higher than in 4Q11 as a result of excessive rainfalls during the months of May and June of 2012, which delayed the harvest and left a higher than normal amount of sugarcane to be crushed in 4Q12.

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In line with our strategy of being a low-cost producer of sugar, ethanol and electricity, the supply of our own sugarcane, which we plant, grow and harvest, as a percentage of total sugarcane crushed, remains at very high levels relative to the industry average. During the last harvest year, 95.9% of our total crushed cane was grown and harvested by Adecoagro. The supply of owned sugarcane allows us to control the flow and quality of the sugarcane delivered at the mill, and leverages our agricultural expertise to maximize sugarcane yields and sugar content.

Regarding the Energy business, exported energy generation per ton of sugarcane milled decreased from 59 KWh/ton in 2011 to 53 KWh/ton in 2012. The decrease in exported energy is primarily related to the increase in the production of anhydrous ethanol compared to 2011, which requires an additional process compared to hydrous ethanol (dehydration), and therefore, a higher amount of energy, reducing the amount available for export.

Our production mix fluctuated during 2012, maximizing either ethanol or sugar production, depending on which commodity offered the highest returns. On average, 51.4% of the sugarcane crushed was used to produce sugar and 48.6% of was used to produce ethanol. However, in 4Q12, Adecoagro maximized its ethanol production, using 59.3% of sugarcane crushed to produce ethanol, as a result of anhydrous ethanol production being more profitable than sugar production during this period. These figures exhibit the company's ability to shift its production mix towards the most profitable commodity.

Sugar, Ethanol & Energy - Changes in Fair Value

	2012			2011		
Biological Asset						
	$	*Hectares*	*$/hectare*	*$*	*Hectares*	*$/hectare*
(+) Sugarcane plantations at end of period	195,870	85,663	2,287	158,925	65,308	2,433
(-) Sugarcane plantations at begining of period	(158,925)	65,308	2,433	(104,848)	53,799	1,949
(-) Increase due to purchases	-	-	-	(1,075)	1,095	982
(-) Planting Investments	(80,754)	23,391	3,452	(56,264)	13,616	4,132
(-) Exchange difference	19,026	-	-	12,059	-	-
Changes in Fair Value of Biological Assets	**(24,783)**	-	-	**8,797**	-	-
Agricultural produce						
	$	*Tons*	*$/ton*	*$*	*Tons*	*$/ton*
(+) Harvested own sugarcane transferred to mill	149,569	4,304	35	158,173	3,891	41
(-) Costs incurred in maintenance	(33,428)	-	-	(37,568)	-	-
(-) Leasing Costs	(28,695)	-	-	(19,183)	-	-
(-) Harvest Costs	(85,687)	-	-	(78,271)	-	-
Changes in Fair Value of Agricultural Produce	**1,759**	-	-	**23,151**	-	-
Total Changes in Fair Value	**(23,024)**	-	-	**31,948**	-	-

In 2012, Total Changes in Fair Value of the Sugar, Ethanol and Energy business was $(23.0) million, primarily as a result of a decrease in the fair value of our sugarcane plantations, from an average of $2,433 per hectare as of 2011 year end, to $2,287 per hectare at the end of 2012, generating unrealized Changes in Fair Value of Biological Assets of $(24.8)million. The $147 decrease in valuation per hectare corresponds to lower sugar prices included in the DCF model used to estimate the fair value of our sugarcane plantations. This unrealized non-cash gain was supplemented by a $1.8 million gain in current cane production ("agricultural produce"). Gains derived from cane production were atypically low due to lower sugarcane yields compared to 2011, coupled with lower sugar prices, which decreased the value of the sugarcane harvested at our fields and transferred to the mills.

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4Q12

The main drivers for the $31.9 million gain in 2011 were (i) the $484 increase in valuation per hectare as a result of higher sugar prices used in the DCF model used to estimate the fair value of our sugarcane plantations, and (ii) the $23.2 million gain from cane production ("agricultural produce").

Agricultural Produce - Productive Indicators							
	metric	2012	2011	Chg %	4Q12	4Q11	Chg %
Harvested own sugarcane	thousand tons	4,304	3,891	10.6%	1,349	639	111.1%
Harvested area	Hectares	62,717	51,500	21.8%	18,664	9,937	87.8%
Yield	tons/hectare	68.6	75.6	(9.2%)	72.3	64.3	12.4%
TRS content	kg/ton	133.8	128.0	4.6%	135.9	136.4	(0.4%)
Mechanized harvest	%	89.9%	87.0%	3.3%	94.1%	84.4%	11.5%

The table above shows productive indicators related to our owned sugarcane production ("Agricultural Produce") which is planted, harvested and then transferred to our mills for processing. Sugarcane yields and sugar content in cane (TRS) in 2012 were 9.2% below and 4.6% above 2011 levels, respectively. The low cane yield was a result of the lack of rains experienced during the beginning of 2012, which negatively affected the normal development of sugarcane. In addition, although TRS content improved compared to 2011, an abnormal amount of rains during May and June of 2012 decreased the TRS content of cane. With normalized weather, we expect higher TRS content in the upcoming harvests.

Corporate Expenses

Corporate Expenses						
$ thousands	2012	2011	Chg %	4Q12	4Q11	Chg %
Corporate Expenses	(25,442)	(26,885)	(5.4%)	(6,550)	(6,672)	(1.8%)

Adecoagro's Corporate expenses include items that have not been allocated to a specific business segment, such as executive officers and headquarters staff, and certain professional fees, travel expenses, and office lease expenses, among others. Due to the seasonal nature of these expenses and non-recurring items that may be incurred in one specific quarter, we focus our analysis on the yearly or accumulated variations. As shown on the table above, year-to-date corporate expenses were 5.4% below the previous year, primarily as a result of IPO-related professional fees which impacted 2011.

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4Q12

Other Operating Income

Other Operating Income						
Concept	**2012**	**2011**	**Chg %**	**4Q12**	**4Q11**	**Chg %**
Gain from sale of subsidiary	27,513	-	- %	19,418	-	- %
Gain/(Loss) from commodity derivative financial instruments	1,821	19,664	(90.7%)	3,398	3,484	(2.5%)
Loss from forward contracts	(2,302)	(5,333)	(56.8%)	(277)	207	- %
Gain from disposal of farmland	-	8,832	- %	-	8,832	- %
Gain/(Loss) from disposal of other property items	882	394	123.9%	253	191	32.5%
Others	1,904	1,024	85.9%	1,393	(959)	- %
Total	**29,818**	**24,581**	**21.3%**	**24,185**	**11,755**	**105.7%**

Other Operating Income in 2012 was $29.8 million, compared to $24.6 million in 2011. This increase is primarily explained by the $27.5 million gain related to the sale of the San Jose and Santa Regina farms in 2012, compared to an $8.8 million gain in 2011, derived from the sale of La Alegria farm. Higher gains from farm sales were partially offset by lower gains generated by the mark-to-market of commodity derivative instruments, which totaled $1.8 million in 2012, compared to $19.7 million in 2011.

Operating income in 4Q12 and 4Q11 is primarily explained by the farm sales of Santa Regina and La Alegría, respectively.

Financial Results

Financial Results						
Concept	**2012**	**2011**	**Chg %**	**4Q12**	**4Q11**	**Chg %**
Interest Income/(Expense), net	(16,423)	(25,998)	(36.8%)	(6,025)	(3,469)	73.7%
FX Gains/(Losses)	(26,080)	(12,683)	105.6%	(6,904)	(4,084)	69.0%
Gain/(Loss) from derivative financial Instruments	(5,823)	(2,247)	159.1%	(59)	1,457	(104.0%)
Taxes	(4,265)	(5,273)	(19.1%)	(1,035)	(1,073)	(3.5%)
Other Income/(Expenses)	(2,525)	(7,008)	(64.0%)	(1,221)	(2,360)	(48.3%)
Total Financial Results	**(55,116)**	**(53,209)**	**3.6%**	**(15,244)**	**(9,529)**	**60.0%**

Our net financial results in 2012 show a loss of $55.1 million, in line with the $53.2 million loss of 2011. These losses are primarily explained by the impact of foreign exchange fluctuations on the mark-to-market of our currency derivatives and the negative impact on the outstanding dollar-denominated debt of our Brazilian and Argentine subsidiaries. The negative impact of the depreciation of the Argentine Peso and the Brazilian Real generated by our dollar denominated debt was $26.1 million in 2012 and $12.7 million in 2011, while the mark-to-market of our currency derivative instruments accounted for a loss of $5.8 million in 2012 and $2.2 million in 2011. Most of these losses are unrealized and non-cash, and may be reversed in the future depending on currency fluctuations.

Despite the increase in outstanding debt, interest expense decreased by 36.8% compared to 2011. The decrease is explained by the capitalization of interest corresponding to debt raised for the construction of our Ivinhema mill and our second free stall dairy. Capitalized interest in 2012 was approximately $17.5 million.

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adecoagro
4Q12

Commodity Hedging

Adecoagro's performance is affected by the volatile price environment inherent to agricultural commodities. The company uses both forward contracts and derivative markets to mitigate swings in prices by locking margins and stabilizing profits.

The table below shows the average selling prices for Adecoagro's physical sales (i.e., volumes and average prices including past sales invoiced/delivered and fixed-price forward contracts).

Total Volume and Average Prices				
Farming	**Country**	**Volume (thousand tons)**	**Local Sale price FAS $/ton**	**Local Sale price FOB cts/bushel [1]**
2011/12 Harvest Year				
Soybean	Argentina	144.3	337	1,459
	Uruguay	15.1	497	1,402
	Brazil	17.1	445	1,456
Corn	Argentina	206.9	190	625
	Uruguay	10.4	255	693
	Brazil	8.9	174	620
Wheat	Argentina	82.9	184	672
	Uruguay	22.9	235	689
Cotton	Argentina	1.0	1,836	92
	Brazil	5.5	2,156	102
Coffee	Brazil	2.5	3,914	178
2012/13 Harvest Year				
Soybean	Argentina	97.5	319	1,384
	Uruguay	6.0	495	1,396
	Brazil	10.6	440	1,442
Corn	Argentina	111.3	170	559
Wheat	Argentina	26.2	163	600
	Uruguay	3.1	245	716
2013/14 Harvest Year				
Corn	Argentina	99.1	205	671
Sugar, Ethanol & Energy	**Country**	**Volume (thousand tons)**	**Local Sale price FCA $/ton**	**Local Sale price FOB cts/lb [1]**
2012/13 Harvest Year				
VHP Sugar	Brazil	223.8	513	22.9
Ethanol	Brazil	129.2	691	-
2013/14 Harvest Year				
VHP Sugar	Brazil	196	478	21.4
Ethanol	Brazil	18	687	-

1) Equivalent FOB price - includes freight, export taxes and fobbing costs (elevation, surveyor, quality certifications and customs costs).
Cotton and Coffee prices are expressed in cents per pound (cts/lb).
In order to compare with CBOT or ICE prices, the respective basis (premium or discount) should be considered.

The table below summarizes the results generated by Adecoagro's derivative positions in 2012 and in previous periods. Realized gains and losses correspond to results generated by derivative contracts that were closed. Unrealized gains and losses correspond to results generated by derivative positions that were still open at the end of the period, and therefore, may generate additional gains or losses in future periods.

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adecoagro

4Q12

Gain/Loss from derivative instruments

Farming	Open hedge positions (1) (thousand tons)	2012 Gains/(Losses) Unrealized	Realized	Total 2012	Gains/(Losses) Booked in 2011	Total Gains/Losses
2011/12 Total						
Soybean	-	-	(2,447)	(2,447)	1,728	(719)
Corn	-	-	(1,320)	(1,320)	2,655	1,335
Wheat	-	-	42	42	353	395
Coffee	-	33	2,376	2,409	(206)	2,202
Cotton	-	-	1,316	1,316	(16)	1,300
2011/12 Total	-	33	(33)	(0)	4,513	4,513
2012/13 Harvest Year						
Soybean	30.0	363	(1,903)	(1,540)	-	(1,540)
Corn	2.0	(13)	(4,169)	(4,182)	-	(4,182)
Wheat	2.6	(153)	(1,223)	(1,376)	-	(1,376)
2012/13 Total	-	197	(7,296)	(7,099)	-	(7,099)
2013/14 Harvest Year						
Corn	99.1	1,082	-	1,082	-	1,082
2013/14 Total	-	1,082	-	1,082	-	1,082
Subtotal Farming	-	1,279	(7,296)	(6,017)	4,513	(1,504)

Sugar, Ethanol & Energy	Open hedge positions (1) (thousand tons)	2012 Gains/(Losses) Unrealized	Realized	Total 12M12	Gains/(Losses) Booked in 2011	Total Gains/Losses
2012/13 Harvest Year						
Sugar	-	-	33	33	6,254	6,287
Ethanol	-	-	1,009	1,009	32	1,041
2012/13 Total	-	-	1,042	1,042	6,286	7,328
2013/14 Harvest Year						
Sugar	196.0	2,935	3,902	6,837	(137)	6,700
Ethanol	8.4	(40)	-	(40)	-	(40)
2013/14 Total	-	2,894	3,902	6,796	(137)	6,659
Subtotal Sugar, Ethanol and Energy	204	2,894	4,944	7,838	6,149	13,987
Total		4,173	(2,352)	1,821	10,662	12,483

Note: soybean, corn and wheat futures are traded on the Chicago Board of Trade (CBOT) and on the "Mercado a Término de Buenos Aires" (MATBA for the spanish initials).
Sugar, coffee and cotton futures contracts are traded on the Intercontinental Exchange (ICE).
1) Tons hedged by options contacts are determined by the ratio that compares the change in the price of the underlying asset to the corresponding change in the price of the derivate (delta).

19

adecoagro
4Q12

Indebtedness

Net Debt Breakdown			
$ thousands	**4Q12**	**3Q12**	**Chg %**
Short Term Debt	**184,884**	**204,078**	**(9.4%)**
Farming	72,496	94,106	(23.0%)
Sugar, Ethanol & Energy	112,388	109,972	2.2%
Long Term Debt	**354,249**	**304,953**	**16.2%**
Farming	86,718	66,784	29.8%
Sugar, Ethanol & Energy	267,530	238,169	12.3%
Total Debt	**539,133**	**509,031**	**5.9%**
Cash & Equivalents [(1)]	218,809	223,368	(2.0%)
Net Debt	**320,324**	**285,663**	**12.1%**

(1) Cash & Equivalents in 4Q12 includes $80.8 million of short term bank deposits.

Adecoagro's gross indebtedness as of the end of 2012 was $539.1 million, 5.9% higher compared to September 30, 2012.

In the farming business, during 4Q12 Adecoagro was able to obtain a $20.0 million dollar denominated loan, payable in seven annual installments. The proceeds were used to pay down short term debt and increase the duration of our debt. Total debt for the business remained relatively stable during the quarter.

In the Sugar and Ethanol business, debt increased by $31.8 million during 4Q12. The additional debt raised will be used to fund the construction of the Ivinhema mill, which is expected to be completed in 2017, when it will reach an annual crushing capacity of 6.3 million tons.

As mentioned above, Adecoagro obtained loans for R$680.4 million in order to finance the construction of the Ivinhema mill, at an average interest rate of 4.14%. Approximately R$150.0 million have already been borrowed, and we expect to draw on the remaining amount of the loan throughout 2013 and 2014.

Total cash as of December 31, 2012 was $218.8 million, $4.6 below September 30, 2012.

As a result of the increase in outstanding debt and reduction in cash, Net Debt as of 2012 year end was $320.3 million.


Debt Currency Breakdown
Argentine Peso 3%
US Dollar 38%
Brazilian Reais 59%


Short and Long term Debt
Short Term 34%
Long Term 66%

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4Q12

Capital Expenditures & Investments

Capital Expenditures & Investments						
$ thousands	2012	2011	Chg %	4Q12	4Q11	Chg %
Farming & Land Transformation	**29,988**	**72,264**	**(58.5%)**	**6,177**	**9,736**	**(36.6%)**
Land Acquisitions	-	47,732	(100.0%)	-	-	- %
Land Transformation	7,977	8,710	(8.4%)	1,172	1,910	(38.7%)
Rice Mill Construction	7,765	7,050	10.1%	1,586	1,902	(16.6%)
Dairy Free Stall Unit	10,354	5,387	92.2%	2,010	4,885	(58.9%)
Others	3,891	3,385	14.9%	1,409	1,039	35.6%
Sugar, Ethanol & Energy	**295,193**	**104,725**	**181.9%**	**71,587**	**42,663**	**67.8%**
Sugar & Ethanol Mills	214,438	56,092	282.3%	50,793	36,428	39.4%
Sugarcane Planting	80,754	48,633	66.0%	20,794	6,235	233.5%
Total	**325,181**	**176,989**	**83.7%**	**77,764**	**52,399**	**48.4%**

Adecoagro's capital expenditures during 2012 totaled $325.2 million, 83.7% higher than 2011. The Sugar, Ethanol and Energy business accounted for 90.8% or $295.2 million of total CAPEX, as a result of the construction of the Ivinhema mill and the expansion of our sugarcane plantation in order to fully supply our mills with own sugarcane. Adecoagro has completed the construction of the first phase of the Ivinhema mill, and is currently undergoing the constructing of the second phase of the mill.

Farming and Land transformation expenditures accounted for 9.2% or $30.0 million of total CAPEX in 2012. The decrease in 2012 CAPEX compared to 2011 was due to the absence of farmland acquisitions during 2012. The main capital expenditures were concentrated in building the Franck rice mill, the second free-stall dairy, and to continue transforming the portion of undeveloped land Adecoagro holds in its land portfolio. As mentioned above, during 2012 Adecoagro increased its own physical planted area by 8,961 hectares, primarily as a result of transforming undeveloped land into croppable land.

As mentioned above, capital expenditures include approximately $17.5 million of capitalized interest, corresponding to the debt raised to finance the construction of the Ivinhema mill and the second free stall dairy.

21

4Q12

Inventories

End of Period Inventories

Product	Metric	Volume 2012	Volume 2011	Volume % Chg	thousand $ 2012	thousand $ 2011	thousand $ % Chg
Soybean	tons	10,175	8,292	22.7%	3,705	2,298	61.2%
Corn [1]	tons	18,829	13,824	36.2%	2,911	2,021	44.1%
Wheat [2]	tons	42,502	93,756	(54.7%)	8,561	12,350	(30.7%)
Sunflower	tons	484	979	(50.6%)	194	309	(37.1%)
Cotton lint	tons	447	917	(51.2%)	698	2,285	(69.5%)
Rough Rice [3]	tons	20,815	29,106	(28.5%)	5,416	6,480	(16.4%)
Coffee	tons	196	122	61.7%	404	440	(8.2%)
Sugar	tons	29,702	21,283	39.6%	6,630	6,968	(4.9%)
Ethanol	m3	51,042	38,551	32.4%	26,322	25,551	3.0%

(1) Includes sorghum.

(2) Includes barley.

(3) Expressed in rough rice equivalent

Variations in inventory levels between 2012 and 2011 are attributable to (i) changes in production volumes resulting from changes in planted area, in production mix between different crops and in yields obtained, (ii) different percentage of area harvested during the period, and (iii) changes in commercial strategy or selling pace for each product.

Forward-looking Statements

This press release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as "anticipate," "forecast", "believe," "continue," "estimate," "expect," "intend," "is/are likely to," "may," "plan," "should," "would," or other similar expressions.

The forward-looking statements included in this press release relate to, among others: (i) our business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which we operate, environmental laws and regulations; (iv) the implementation of our business strategy, including our development of the Ivinhema mill and other current projects; (v) our plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of our financing strategy and capital expenditure plan; (vii) the maintenance of our relationships with customers; (viii) the competitive nature of the industries in which we operate; (ix) the cost and availability of financing; (x) future demand for the commodities we produce; (xi) international prices for commodities; (xii) the condition of our land holdings; (xiii) the development of the logistics and infrastructure for transportation of our products in the countries where we operate; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant's other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this press release might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in this press release related only to events or information as of the date on which the statements are made in this press release. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

22

23 4Q12 Appendix Market Outlook 75 80 85 90 95 100 105 110 115 120 Soft Commodity Prices(31-12-2012=100)SugarCornSoybeanWheatCottonCoffeeSource: Thomson Reuthers Corn: —The average price of the December 2012 corn futures contract on the Chicago Board of Trade (CBOT) was $7.16 per bushel in 4Q12, representing a 4.5% decrease compared to the average price of the October 2012 futures contract in 3Q12 and a 14.2% increase compared to the average price of the January 2011 futures contract in 4Q11. —Based on the USDA report published on January 11, 2013, the U.S. 2012/13 harvested area for corn was decreased by 346,000 acres, but a 1.1-bushel-per-acre increase in the estimated yield increased production 55 million bushels to 10,780 million bushels, a 13% decrease compared to the previous harvest year or a 27% decrease compared to first estimation in May 2012. —Projected corn use for the 2012/13 year was raised with higher expected feed and residual disappearance more than offsetting reduced prospects for exports.

24 4Q12 —Corn exports from Brazil continue at a record pace. During December 2012, 2.9 million tons were exported, and during January 2013, 3.36 million tons were exported. Expectations for the total marketing year are at 22.3 million tons. —According to USDA estimates as of January 11, 2013, the US was expected to harvest 273 million tons, Brazil 71 million tons and Argentina 28 million tons, 13% and 3% below and 30% above the previous harvest year, respectively. —In Argentina, over 50% of planted area was late planting. Crop size determination will be in February. Up to December, 10% was still pending to plant, mostly in the northern area. Market estimates are in the range of 25 to 26 million tons. Soybean: —The average price for the January 2013 soybean futures contract on CBOT was $14.28 per bushel in 4Q12, representing a 7.2% decrease compared to the average price of the October 2012 futures contract in 3Q12 and a 19.1% increase compared to the average price of the January 2012 futures contract in 4Q11. —Based on the USDA report published on January 11, 2013, U.S. 2012/13 harvested area for soybean was 76.1 million acres and production was 3015 million bushels, a 2.5% decrease compared to the previous harvest year or a 5.9% decrease compared to the first estimation in May 2012 but increasing 12% from the lower estimation in September 2012. —According to USDA estimates as of January 11, 2013, Brazil planted 27.5 million hectares and Argentina planted 19.5 million hectares, respectively 10% and 10.9% higher compared to the previous harvest year. Brazil is expected to harvest 82.5 million tons and Argentina 54 million tons, respectively 24.5% and 35% higher compared to the previous harvest year. —Argentina’s planting pace was similar than last year, but about 40% was planted after December 15th. Yield potential is less and weather development until March will be a key factor. Estimated production range stands at 50-52 million tons —The market is expecting a record high production from South America, reaching a total of 145-148 million tons or 30% increase year-over-year —Market expects a Brazilian historical record production but any delay in shipments in the face of still-strong US exports would bring US stocks lower and volatility on prices. Wheat: —The average price of the December 2012 wheat futures contract on CBOT was $8.05 per bushel in 4Q12, representing a 7.1% decrease compared to the average price of the October 2012 future contract in 3Q12 and a 28.2% increase compared to the average price of the December 2011 future contract in 4Q11. —Based on the USDA report published on January 11, 2013, projected U.S. wheat planting intentions was well below expectation. NASS estimated winter wheat at 41.8 million acres, vs. trade expectations of 42.6. Most notably, HRW acreage is projected to drop 760k from last year to 29.1 million. Without a change in crop conditions by early April, HRW abandonment is expected to exist at 25% or higher. Worries on 2013/2014 winter wheat production continues due to persistent droughts in the Great Plains and Texas region

25 4Q12 —Global wheat supplies for 2012/13 are projected by USDA to be slightly lower based on reduced production prospects in Argentina and lower reported production in Russia. Argentina production was reduced 0.5 million tons with lower expected harvested area and yields. Heavy December rains have increased expected area losses and harvest reports also suggest lower-than-expected yields. Russia production was lowered 0.3 million tons based on the latest government reports that reduce yields slightly. Global wheat exports for 2012/13 are reduced slightly. —South America drops in production and quality due to excess of rains. Argentina estimated production was at 9.5-10 million tons vs. initial estimation of 11 million tons, a decrease of 13.6%; adding to cuts in Brazil and Uruguay,—4% and—19% respectively. Rice: —The FOB average price for high-quality milled rice in the South American market was $600 per ton during 4Q12, compared to an average of $550 in 4Q11 and $550 in 3Q12. —Based on the USDA report published on January 11, 2013, U.S. 2012/2013 harvested area for rice is 2.68 million acres, 2.3% compared to the previous harvest year. —Uruguayan and Argentine prices are getting softer in view of the nearness of the harvest period in the region. Harvest will begins in February/March and historically is a very quiet time —Thailand stocks were up about 25 million tons paddy basis. —Indian main season harvest is complete and the sowing of the next crop is winding down. Prices are pretty steady as the government has begun their procurement program for replenishing buffer stocks (40 million tons is the target quantity). —Vietnam and Pakistan prices continue soften as no demand supports the entrance of the new harvest. —US mills capacity is committed up to mid March, with recent sales to Iran (60,000 tons) and TLC with Colombia. Cotton: —The average price of the December 2012 cotton futures contract on ICE was $0.76 per pound in 4Q12, representing a 1% decrease compared to the average price of the September 2012 future contract in 3Q12 and a 15% decrease compared to the average price of the December 2011 future contract in 4Q11. —According to the USDA’s latest report, global production for the 2011/2012 harvest year was estimated at 27.0 million tons while the 2012/2013 harvest year production was forecasted at 24.8 million tons. Global ending stocks for next crop were rise again to a new record of 81.72 million bales due adjustments of demand by 420 k bales lower. —Adding to lower area in South America, Northern Brazil suffered a drought season during December affecting crop development. Weather development in the next months specially February will be key to define production. —In Argentina, planted area was reduced by 40% (more than initial estimations of 30%) due margin competitive vs. soybean and very poor results from 2012 season due yields and quality. —

26 4Q12 Coffee: —The average price of the December 2012 coffee futures contract on ICE was $0.148 per pound in 4Q12, representing a 13.5% decrease compared to the average price of the September 2012 future contract in 3Q12 and a 33.6% decrease compared to the average price of the December 2012 future contract in 4Q11. —Brazil green coffee exports declined 17.3% in 2012 to 24.9 million bags. Despite the largest crop, exports have lagged as producers have decided to hold on to stocks. —CONAB published the first estimation for the 2013-2014 crop at 46.9 to 50.1 million bags. —Markets evidenced concerns with Roya (leaf rust) infestation in Central America due to highest temperatures and moisture. Anacafe from Guatemala reduced exportable output to 3.1 million bags from 3.5 MoM due presence in more than 70 % of the trees. The IHCAFE (Honduras) estimated 5%-10% the level of the infestation, and kept the export forecast Unchanged at 5.6 million bags. In Costa Rica, the ICAFE, has estimated a reduction of 10% for the 2012-2013 crop. Sugar and Ethanol: —According to UNICA, the 2012/13 harvest in the Brazilian Center-South region was basically finished by Dec 31st, reaching 531.3 MM tons of cane crushed (+8% vs. 11/12), 34 MM tons of sugar (+9%) and 21.3 (+4.7%) of ethanol production. Anhydrous production of 8.8 MM m³ was a new record, 13% higher than in the previous year. Cane quality was negatively affected by above average rains in the beginning of the harvest and closed at 135.6 kgs/ton of cane (vs. 137.5 in 11/12) —UNICA started in November an ad campaign in order to promote the use of hydrous ethanol. Based on the association’s figures, domestic hydrous consumption increased 11.5% during the quarter, while anhydrous grew by 5.2% showing that driver’s choices shifted towards hydrous. In the same period, exports remained strong, growing more than 89% in comparison to 2011, filling the advanced biofuel mandate gap in the United States. —Ethanol prices have followed the seasonal trend and hydrous closed the quarter 9.2% higher, at 1,343.4 BRL/m³ ESALQ index with taxes. The push on anhydrous prices was stronger (+14.7%), bringing the spread to 18%, back above the historical average. —The March sugar #11 contract dropped 10% in the quarter as a result of higher than estimated Brazilian production and the start of harvest in the Northern Hemisphere. Indian sugar production increased 2.5% year-on-year by the end of December, according to ISMA. In Thailand, production figures reported by OCSB, show that the sweetener production was 12.7% below the previous harvest year figures as of December 31, mainly because of poor CCS (sucrose content). Even with new northern hemisphere product already available in the market, Brazilian sugar exports remained strong in the quarter, 19% higher in 4Q12, according to Secex.

27 4Q12 Reconciliation of Non-IFRS measures (Adjusted EBITDA & Adjusted EBIT) to Profit/(Loss) We define Adjusted EBITDA for each of our operating segments as the segment’s share of consolidated profit from operations before financing and taxation for the year or period, as applicable, before depreciation and amortization and unrealized changes in fair value of long-term biological assets. We define Adjusted EBIT for each of our operating segments as the segment’s share of consolidated profit from operations before financing and taxation for the year or period, as applicable, before unrealized changes in fair value of long-term biological assets. We believe that Adjusted EBITDA and Adjusted EBIT are for Adeocoagro and each operating segment, respectively important measures of operating performance because they allow investors and others to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), tax consequences (income taxes), unrealized changes in fair value of long term biological assets (a significant non-cash gain or loss to our consolidated statements of income following IAS 41 accounting), foreign exchange gains or losses and other financial expenses. Other companies may calculate Adjusted EBITDA and Adjusted EBIT differently, and therefore Adjusted EBITDA and Adjusted EBIT may not be comparable to similarly titled measures used by other companies. Adjusted EBITDA and Adjusted EBIT are not a measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, profit from operations before financing and taxation and other measures determined in accordance with IFRS.

adecoagro

4Q12

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 2012

$ thousands	Crops	Rice	Dairy	Coffee	Cattle	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of manufactured products and services rendered	589	92,438	-	-	4,390	97,417	282,109	-	-	379,526
Cost of manufactured products sold and services rendered	-	(78,617)	-	-	(230)	(78,847)	(185,131)	-	-	(263,978)
Gross Profit from Manufacturing Activities	589	13,821	-	-	4,160	**18,570**	**96,978**	-	-	**115,548**
Sales of agricultural produce and biological assets	195,617	1,466	18,868	8,363	637	224,951	223	-	-	225,174
Cost of agricultural produce and biological assets	(195,617)	(1,466)	(18,868)	(8,363)	(637)	(224,951)	(223)	-	-	(225,174)
Initial recog. and changes in FV of BA and agricultural produce	35,471	6,463	2,060	(4,196)	(131)	39,667	(23,024)	-	-	16,643
Gain from changes in NRV of agricultural produce after harvest	15,850	-	-	154	-	16,004	-	-	-	16,004
Gross Profit from Agricultural Activities	51,321	6,463	2,060	(4,042)	(131)	**55,671**	**(23,024)**	-	-	**32,647**
Margin Before Operating Expenses	51,910	20,284	2,060	(4,042)	4,029	**74,241**	**73,954**	-	-	**148,195**
General and administrative expenses	(4,436)	(4,072)	(906)	(1,082)	(23)	(10,519)	(22,239)	-	(24,933)	(57,691)
Selling expenses	(5,904)	(16,157)	(319)	(304)	(60)	(22,744)	(35,690)	-	(168)	(58,602)
Other operating income, net	(9,330)	1,065	(1,257)	2,387	(16)	(7,151)	9,797	27,513	(341)	29,818
Share of gain/(loss) of joint ventures	-	-	(2,761)	-	-	(2,761)	-	-	-	(2,761)
Profit from Operations Before Financing and Taxation	32,240	1,120	(3,183)	(3,041)	3,930	**31,066**	**25,822**	**27,513**	**(25,442)**	**58,959**
(-) Initial recog. and changes in F.V. of long term BA (unrealized)	-	-	(115)	2,615	-	2,500	24,783	-	-	27,283
Adjusted EBIT	32,240	1,120	(3,298)	(426)	3,930	**33,566**	**50,605**	**27,513**	**(25,442)**	**86,242**
(-) Depreciation PPE	2,073	3,823	896	587	189	7,568	46,900	-	-	54,468
Adjusted EBITDA	34,313	4,943	(2,402)	161	4,119	**41,134**	**97,505**	**27,513**	**(25,442)**	**140,710**
Reconciliation to Profit/(Loss)										
Adjusted EBITDA										**140,710**
(+) Initial recog. and changes in F.V. of BA (unrealized)										(27,283)
(+) Depreciation PPE										(54,468)
(+) Financial result, net										(55,116)
(+) Income Tax (Charge)/Benefit										5,436
Profit/(Loss) for the Period										**9,279**

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 2011

$ thousands	Crops	Rice	Dairy	Coffee	Cattle	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of manufactured products and services rendered	557	82,523	-	713	4,746	88,539	277,318	-	-	365,857
Cost of manufactured products sold and services rendered	-	(68,721)	-	(629)	(408)	(69,758)	(167,646)	-	-	(237,404)
Gross Profit from Manufacturing Activities	557	13,802	-	84	4,338	**18,781**	**109,672**	-	-	**128,453**
Sales of agricultural produce and biological assets	147,389	721	19,697	13,457	963	182,227	-	-	-	182,227
Cost of agricultural produce and biological assets	(147,389)	(721)	(19,697)	(13,457)	(963)	(182,227)	-	-	-	(182,227)
Initial recog. and changes in FV of BA and agricultural produce	38,014	10,139	6,939	(697)	468	54,863	31,948	-	-	86,811
Gain from changes in NRV of agricultural produce after harvest	10,953	-	-	(430)	-	10,523	-	-	-	10,523
Gross Profit from Agricultural Activities	48,967	10,139	6,939	(1,127)	468	**65,386**	**31,948**	-	-	**97,334**
Margin Before Operating Expenses	49,524	23,941	6,939	(1,043)	4,806	**84,167**	**141,620**	-	-	**225,787**
General and administrative expenses	(8,003)	(6,278)	(1,173)	(1,153)	(269)	(16,876)	(21,082)	-	(27,184)	(65,142)
Selling expenses	(2,270)	(14,488)	(401)	(463)	(74)	(17,696)	(41,708)	-	-	(59,404)
Other operating income, net	1,843	372	(2)	2,020	(3)	4,230	11,220	8,832	299	24,581
Share of gain/(loss) of joint ventures	-	-	(1,034)	-	-	(1,034)	-	-	-	(1,034)
Profit from Operations Before Financing and Taxation	41,094	3,547	4,329	(639)	4,460	**52,791**	**90,050**	**8,832**	**(26,885)**	**124,788**
(-) Initial recog. and changes in F.V. of long term BA (unrealized)	-	-	(1,503)	1,394	-	(109)	(8,797)	-	-	(8,906)
Adjusted EBIT	41,094	3,547	2,826	755	4,460	**52,682**	**81,253**	**8,832**	**(26,885)**	**115,882**
(-) Depreciation PPE	1,469	3,105	600	530	226	5,930	28,254	-	-	34,184
Adjusted EBITDA	42,563	6,652	3,426	1,285	4,686	**58,612**	**109,507**	**8,832**	**(26,885)**	**150,066**
Reconciliation to Profit/(Loss)										
Adjusted EBITDA										**150,066**
(+) Initial recog. and changes in F.V. of BA (unrealized)										8,906
(+) Depreciation PPE										(34,184)
(+) Financial result, net										(53,209)
(+) Income Tax (Charge)/Benefit										(14,662)
Profit/(Loss) for the Period										**56,917**

28

4Q12

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 4Q12										
$ thousands	Crops	Rice	Dairy	Coffee	Cattle	**Farming**	**Sugar, Ethanol & Energy**	**Land Transformation**	**Corporate**	**Total**
Sales of manufactured products and services rendered	97	24,247	-	-	935	25,279	98,096	-	-	123,375
Cost of manufactured products sold and services rendered	-	(20,862)	-	-	(45)	(20,907)	(58,004)	-	-	(78,911)
Gross Profit from Manufacturing Activities	97	3,385	-	-	890	**4,372**	**40,092**	-	-	**44,464**
Sales of agricultural produce and biological assets	39,232	287	4,616	3,720	220	48,075	34	-	-	48,109
Cost of agricultural produce and biological assets	(39,232)	(287)	(4,616)	(3,720)	(220)	(48,075)	(34)	-	-	(48,109)
Initial recog. and changes in FV of BA and agricultural produce	8,500	4,929	2,062	(1,073)	86	14,504	(16,357)	-	-	(1,853)
Gain from changes in NRV of agricultural produce after harvest	1,923	-	-	(349)	-	1,574	-	-	-	1,574
Gross Profit from Agricultural Activities	10,423	4,929	2,062	(1,422)	86	**16,078**	**(16,357)**	-	-	**(279)**
Margin Before Operating Expenses	10,520	8,314	2,062	(1,422)	976	**20,450**	**23,735**	-	-	**44,185**
General and administrative expenses	(1,242)	(1,010)	(232)	(268)	8	(2,744)	(5,487)	-	(6,308)	(14,539)
Selling expenses	(1,524)	(3,342)	(137)	(68)	(22)	(5,093)	(8,160)	-	(105)	(13,358)
Other operating income, net	1,080	428	(1,280)	178	(5)	401	4,503	19,418	(137)	24,185
Share of gain/(loss) of joint ventures	-	-	(858)	-	-	(858)	-	-	-	(858)
Profit from Operations Before Financing and Taxation	8,834	4,390	(445)	(1,580)	957	**12,156**	**14,591**	**19,418**	**(6,550)**	**39,615**
(-) Initial recog. and changes in F.V. of long term BA (unrealized)	-	-	(1,190)	309	-	(881)	15,156	-	-	14,275
Adjusted EBIT	8,834	4,390	(1,635)	(1,271)	957	**11,275**	**29,747**	**19,418**	**(6,550)**	**53,890**
(-) Depreciation PPE	707	922	230	139	37	2,035	12,537	-	-	14,572
Adjusted EBITDA	9,541	5,312	(1,405)	(1,132)	994	**13,310**	**42,284**	**19,418**	**(6,550)**	**68,462**
Reconciliation to Profit/(Loss)										
Adjusted EBITDA										**68,462**
(+) Initial recog. and changes in F.V. of BA (unrealized)										(14,275)
(+) Depreciation PPE										(14,572)
(+) Financial result, net										(15,244)
(+) Income Tax (Charge)/Benefit										1,313
Profit/(Loss) for the Period										**25,684**

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 4Q11										
$ thousands	Crops	Rice	Dairy	Coffee	Cattle	**Farming**	**Sugar, Ethanol & Energy**	**Land Transformation**	**Corporate**	**Total**
Sales of manufactured products and services rendered	270	26,092	-	-	1,273	27,635	83,439	-	-	111,074
Cost of manufactured products sold and services rendered	-	(20,775)	-	-	(38)	(20,813)	(57,923)	-	-	(78,736)
Gross Profit from Manufacturing Activities	270	5,317	-	-	1,235	**6,822**	**25,516**	-	-	**32,338**
Sales of agricultural produce and biological assets	28,632	56	5,524	5,953	445	40,610	-	-	-	40,610
Cost of agricultural produce and biological assets	(28,632)	(56)	(5,524)	(5,953)	(445)	(40,610)	-	-	-	(40,610)
Initial recog. and changes in FV of BA and agricultural produce	(718)	1,909	1,545	(5,875)	254	(2,885)	(9,042)	-	-	(11,927)
Gain from changes in NRV of agricultural produce after harvest	914	-	-	205	-	1,119	-	-	-	1,119
Gross Profit from Agricultural Activities	196	1,909	1,545	(5,670)	254	**(1,766)**	**(9,042)**	-	-	**(10,808)**
Margin Before Operating Expenses	466	7,226	1,545	(5,670)	1,489	**5,056**	**16,474**	-	-	**21,530**
General and administrative expenses	(1,770)	(982)	(205)	(264)	(27)	(3,248)	(4,629)	-	(6,650)	(14,527)
Selling expenses	(675)	(4,943)	(86)	(151)	(33)	(5,888)	(11,144)	-	-	(17,032)
Other operating income, net	(1,258)	134	-	(211)	(1)	(1,338)	4,283	-	(22)	11,755
Share of gain/(loss) of joint ventures	-	-	(697)	-	-	(697)	-	-	-	(697)
Profit from Operations Before Financing and Taxation	(3,237)	1,435	555	(6,296)	1,428	**(6,115)**	**4,984**	-	**(6,672)**	**1,029**
(-) Initial recog. and changes in F.V. of long term BA (unrealized)	-	-	18	3,632	-	3,650	11,421	-	-	15,071
Adjusted EBIT	(3,237)	1,435	573	(2,664)	1,428	**(2,465)**	**16,405**	**8,832**	**(6,672)**	**16,100**
(-) Depreciation PPE	529	872	199	119	64	1,783	6,216	-	-	7,999
Adjusted EBITDA	(2,708)	2,307	772	(2,545)	1,492	**(682)**	**22,621**	**8,832**	**(6,672)**	**24,099**
Reconciliation to Profit/(Loss)										
Adjusted EBITDA										**24,099**
(+) Initial recog. and changes in F.V. of BA (unrealized)										(15,071)
(+) Depreciation PPE										(7,999)
(+) Financial result, net										(9,529)
(+) Income Tax (Charge)/Benefit										7,240
Profit/(Loss) for the Period										**(1,260)**

29

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4Q12

Consolidated Financial Statements

Consolidated Statements of Income

Statement of Income						
$ thousands	2012	2011	Chg %	4Q12	4Q11	Chg %
Sales of manufactured products and services rendered	379,526	365,857	3.7%	123,375	111,074	11.1%
Cost of manufactured products sold and services rendered	(263,978)	(237,404)	11.2%	(78,911)	(78,736)	0.2%
Gross Profit from Manufacturing Activities	**115,548**	**128,453**	**(10.0%)**	**44,464**	**32,338**	**37.5%**
Sales of agricultural produce and biological assets	225,174	182,227	23.6%	48,109	40,610	18.5%
Cost of agricultural produce sold and direct agricultural selling expenses	(225,174)	(182,227)	23.6%	(48,109)	(40,610)	18.5%
Initial recognition and changes in fair value of biological assets and agricultural produce	16,643	86,811	(80.8%)	(1,853)	(11,927)	(84.5%)
Changes in net realizable value of agricultural produce after harvest	16,004	10,523	52.1%	1,574	1,119	40.7%
Gross Profit/(Loss) from Agricultural Activities	**32,647**	**97,334**	**(66.5%)**	**(279)**	**(10,808)**	**(97.4%)**
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	**148,195**	**225,787**	**(34.4%)**	**44,185**	**21,530**	**105.2%**
General and administrative expenses	(57,691)	(65,142)	(11.4%)	(14,539)	(14,527)	0.1%
Selling expenses	(58,602)	(59,404)	(1.4%)	(13,358)	(17,032)	(21.6%)
Other operating income/(loss), net	29,818	24,581	21.3%	24,185	11,755	105.7%
Share of (loss)/benefit of joint ventures	(2,761)	(1,034)	167.0%	(858)	(697)	23.1%
Gain/(Loss) from Operations Before Financing and Taxation	**58,959**	**124,788**	**(52.8%)**	**39,615**	**1,029**	**3,749.9%**
Finance income	11,538	9,132	26.3%	2,302	3,163	(27.2%)
Finance costs	(66,654)	(62,341)	6.9%	(17,546)	(12,692)	38.2%
Financial results, net	(55,116)	(53,209)	3.6%	(15,244)	(9,529)	60.0%
Gain/(Loss) Before Income Tax	**3,843**	**71,579**	**(94.6%)**	**24,371**	**(8,500)**	**- %**
Income tax (charge)/benefit	5,436	(14,662)	- %	1,313	7,240	(81.9%)
Gain/(Loss) for the Period	**9,279**	**56,917**	**(83.7%)**	**25,684**	**(1,260)**	**- %**

30

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4Q12

Consolidated Statements of Cash Flow

Statement of Cash Flows			
$ thousands	**2012**	**2011**	**Chg %**
Cash flows from operating activities:			
Gain/(Loss) for the period	9,279	56,917	(83.7%)
Adjustments for:			
Income tax expense/(benefit)	(5,436)	14,662	- %
Depreciation	54,117	33,847	59.9%
Amortization	351	337	4.2%
Gain from disposal of other property items	(882)	(394)	123.9%
Gain from the disposal of farmland	-	(8,832)	- %
Gain from the sale of subsidiaries	(27,513)	-	- %
Equity settled shared-based compensation granted	4,138	3,677	12.5%
(Gain)/Loss from derivative financial instruments and forwards	6,304	(12,084)	- %
Interest expense, net	18,948	33,006	(42.6%)
Initial recognition and changes in fair value of non harvested biological assets (unrealized)	13,335	(17,136)	- %
Changes in net realizable value of agricultural produce after harvest (unrealized)	(2,024)	(1,816)	11.5%
Provision and allowances	(2,020)	(3,147)	(35.8%)
Share of loss from joint venture	2,761	1,034	167.0%
Foreign exchange (losses)/gains, net	26,080	12,683	105.6%
Subtotal	97,438	112,754	(13.6%)
Changes in operating assets and liabilities:			
(Increase)/decrease in trade and other receivables	(39,163)	(15,850)	147.1%
(Increase)/decrease in inventories	(3,794)	(49,776)	(92.4%)
Decrease in biological assets	(5,830)	6,745	- %
(Increase)/Decrease in other assets	10	(1,382)	- %
(Decrease)/increase in derivative financial instruments	(1,467)	(248)	491.5%
Increase/(decrease) in trade and other payables	15,309	19,855	(22.9%)
Increase in payroll and social security liabilities	5,784	1,785	224.0%
(Decrease)Increase in provisions for other liabilities	132	(641)	- %
Net cash generated from operting activities before interest and taxes paid	**68,419**	**73,242**	**(6.6%)**
Income tax paid	(596)	(16,656)	(96.4%)
Net cash generated in operating activities	**67,823**	**56,586**	**19.9%**
Cash flows from investing activities:			
Acquisition of subsidiaries, net of cash acquired	-	(11,617)	- %
Purchases of property, plant and equipment	(218,770)	(90,422)	141.9%
Purchases of intangible assets	(359)	(195)	84.1%
Purchase of cattle and planting cost of non current biological assets	(82,612)	(63,074)	31.0%
Interest received	11,249	8,019	40.3%
Proceeds from sale of property, plant and equipment	851	2,611	(67.4%)
Proceeds from sale of farmlands	15,703	20,532	(23.5%)
Proceeds from disposal of subsidiaries	10,208	-	- %
Investment in joint ventures	(3,000)	-	- %
Payment of escrows arising on subsidiaries acquired	(33,485)	(6,347)	427.6%
Net cash used in investing activities	**(300,215)**	**(140,493)**	**113.7%**
Cash flows from financing activities:			
Net proceeds from IPO and Private Placement	-	421,778	- %
Proceeds from equity settled share-based compensation exercised	218	214	1.9%
Proceeds from long-term borrowings	230,601	34,980	559.2%
Payment of long-term borrowings	(79,781)	(82,244)	(3.0%)
Interest Paid	(34,587)	(33,481)	3.3%
Net increase in short-term borrowings	17,058	19,545	(12.7%)
Net cash generated from financing activities	**133,509**	**360,792**	**(63.0%)**
Net increase/(decrease) in cash and cash equivalents	**(98,883)**	**276,885**	**- %**
Cash and cash equivalents at beginning of year	330,546	70,269	370.4%
Effect of exchange rate changes on cash and cash equivalents	(12,854)	(16,608)	(22.6%)
Cash and cash equivalents at end of year	**218,809**	**330,546**	**(33.8%)**

31

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Consolidated Statements of Balance Sheet

Statement of Financial Position			
$ thousands	**December 31, 2012**	**December 31, 2011**	**Chg %**
ASSETS			
Non-Current Assets			
Property, plant and equipment, net	880,897	759,696	16.0%
Investment property	15,542	27,883	(44.3%)
Intangible assets, net	32,880	36,755	(10.5%)
Biological assets	224,966	187,973	19.7%
Investments in joint ventures	2,613	4,299	(39.2%)
Financial assets	11,878	-	- %
Deferred income tax assets	35,391	37,081	(4.6%)
Trade and other receivables, net	44,030	15,746	179.6%
Other assets	1,398	1,408	(0.7%)
Total Non-Current Assets	**1,249,595**	**1,070,841**	**16.7%**
Current Assets			
Biological assets	73,170	51,627	41.7%
Inventories	95,321	96,147	(0.9%)
Trade and other receivables, net	135,848	141,181	(3.8%)
Derivative financial instruments	5,212	10,353	(49.7%)
Cash and cash equivalents	218,809	330,546	(33.8%)
Total Current Assets	**528,360**	**629,854**	**(16.1%)**
TOTAL ASSETS	**1,777,955**	**1,700,695**	**4.5%**
SHAREHOLDERS' EQUITY			
Capital and reserves attributable to equity holders of the parent			
Share capital	183,331	180,800	1.4%
Share premium	940,332	926,005	1.5%
Cumulative translation adjustment	(182,929)	(99,202)	84.4%
Equity-settled compensation	17,952	15,306	17.3%
Other reserves	(349)	(526)	(33.7%)
Treasury stock	(6)	(4)	50.0%
Retained earnings	67,647	57,497	**17.7%**
Equity attributable to equity holders of the parent	**1,025,978**	**1,079,876**	(5.0%)
Non controlling interest	65	14,993	**(99.6%)**
TOTAL SHAREHOLDERS' EQUITY	**1,026,043**	**1,094,869**	**(6.3%)**
LIABILITIES			
Non-Current Liabilities			
Trade and other payables	4,575	8,418	(45.7%)
Borrowings	354,249	203,409	74.2%
Deferred income tax liabilities	75,389	92,989	(18.9%)
Payroll and social liabilities	1,512	1,431	5.7%
Provisions for other liabilities	1,892	3,358	**(43.7%)**
Total Non-Current Liabilities	**437,617**	**309,605**	**41.3%**
Current Liabilities			
Trade and other payables	99,685	114,020	(12.6%)
Current income tax liabilities	187	872	(78.6%)
Payroll and social liabilities	22,948	17,010	34.9%
Borrowings	184,884	157,296	17.5%
Derivative financial instruments	5,751	6,054	(5.0%)
Provisions for other liabilities	840	969	(13.3%)
Total Current Liabilities	**314,295**	**296,221**	**6.1%**
TOTAL LIABILITIES	**751,912**	**605,826**	**24.1%**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**1,777,955**	**1,700,695**	**4.5%**

32